Exhibit 99.1

ACG Announces Results of Extraordinary General Meeting of Shareholders

Beijing, China, June 5, 2026 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that its 2026 Extraordinary General Meeting of Shareholders (“EGM”) was held on Friday, June 5, 2026.

All of the proposals submitted to shareholders at the EGM were approved. Specifically, shareholders approved:

1.	Disposition of the ATA Testing Authority (Holdings) Limited, together with all of its subsidiaries and variable interest entity, and the 69.0417% equity interest in Beijing Huanqiuyimeng Education Consultation Corp., together with all of its subsidiaries;
2.	Consummation of a private placement transaction between the Company and a certain unaffiliated investor, as contemplated by a certain subscription agreement dated May 6, 2026;
3.	Re-election of each of Haoyu Wang and Zhiping Feng to serve as class C directors of the Company; and
4.	Ratification of the adoption of the Company’s third amended and restated 2008 Employee Share Incentive Plan.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@theequitygroup.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com